UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

ZeroFox Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98955G103

(CUSIP Number)

August 3, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G103	SCHEDULE 13G

1	Names of Reporting Persons Redline Capital Fund Universal Investments, a sub-fund of Redline Capital Fund, FCP-FIS
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0(1)
	6	Shared Voting Power 0(1)
	7	Sole Dispositive Power 0(2)
	8	Shared Dispositive Power 11,259,545(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,259,545(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.5%(3)
12	Type of Reporting Person (See Instructions) OO

(1)

The chief executive officer of ZeroFox Holdings, Inc. (the “Issuer”) has an irrevocable proxy to vote all of the shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer beneficially owned or that may be deemed to be beneficially owned by any of Redline Capital Fund Universal Investments (“Redline UI”), a sub-fund of Redline Capital Fund, FCP-FIS (“Redline Capital”), Redline Capital Management S.A. (“Redline Management”), Redline Capital (UK) Limited (“Redline Adviser”) and Tatiana Evtushenkova (together with Redline UI, Redline Management and Redline Adviser, the “Reporting Persons”) pursuant to a letter agreement, dated December 7, 2021 (the “Letter Agreement”), between Redline Capital, acting on behalf and for the account of Redline UI, a sub-fund of Redline Capital, and ZeroFox, Inc. Pursuant to the Letter Agreement, such shares (the “Securities”) are required to be voted proportionally to the overall votes cast by other shareholders of the Issuer on proposals or resolutions voted on by the Issuer’s stockholders.

(2)

All of the Securities are held directly by Redline UI, a sub-fund of Redline Capital. Redline Management serves as the manager of Redline UI and Redline Capital, Redline Adviser serves as the investment adviser to Redline Management, and Tatiana Evtushenkova is the Investment Director of Redline Management. As such, each Reporting Person may be deemed to have direct or indirect dispositive power over the Securities and therefore may be deemed to be a beneficial owner of the Securities for purposes of Section 13(g) of the Act. However, neither the filing of this Schedule 13G nor any of its contents shall be construed as an admission that any Reporting Person (other than Redline UI) is the beneficial owner of any securities of the Issuer.

(3)

Based on 117,983,659 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as disclosed in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2022.

CUSIP No. 98955G103	SCHEDULE 13G

1	Names of Reporting Persons Redline Capital Management S.A.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0(1)
	6	Shared Voting Power 0(1)
	7	Sole Dispositive Power 0(2)
	8	Shared Dispositive Power 11,259,545(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,259,545(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.5%(3)
12	Type of Reporting Person (See Instructions) OO

(1)

The chief executive officer of the Issuer has an irrevocable proxy to vote all of the shares of Common Stock of the Issuer beneficially owned or that may be deemed to be beneficially owned by any of the Reporting Persons pursuant to the Letter Agreement. Pursuant to the Letter Agreement, the Securities are required to be voted proportionally to the overall votes cast by other shareholders of the Issuer on proposals or resolutions voted on by the Issuer’s stockholders.

(2)

All of the Securities are held directly by Redline UI, a sub-fund of Redline Capital. Redline Management serves as the manager of Redline UI and Redline Capital, Redline Adviser serves as the investment adviser to Redline Management, and Tatiana Evtushenkova is the Investment Director of Redline Management. As such, each Reporting Person may be deemed to have direct or indirect dispositive power over the Securities and therefore may be deemed to be a beneficial owner of the Securities for purposes of Section 13(g) of the Act. However, neither the filing of this Schedule 13G nor any of its contents shall be construed as an admission that any Reporting Person (other than Redline UI) is the beneficial owner of any securities of the Issuer.

(3)	Based on 117,983,659 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as disclosed in the Issuer’s Form 8-K filed with the Commission on August 9, 2022.

CUSIP No. 98955G103	SCHEDULE 13G

1	Names of Reporting Persons Redline Capital (UK) Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0(1)
	6	Shared Voting Power 0(1)
	7	Sole Dispositive Power 0(2)
	8	Shared Dispositive Power 11,259,545(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,259,545(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.5%(3)
12	Type of Reporting Person (See Instructions) OO

(1)

The chief executive officer of the Issuer has an irrevocable proxy to vote all of the shares of Common Stock of the Issuer beneficially owned or that may be deemed to be beneficially owned by any of the Reporting Persons pursuant to the Letter Agreement. Pursuant to the Letter Agreement, the Securities are required to be voted proportionally to the overall votes cast by other shareholders of the Issuer on proposals or resolutions voted on by the Issuer’s stockholders.

(2)

All of the Securities are held directly by Redline UI, a sub-fund of Redline Capital. Redline Management serves as the manager of Redline UI and Redline Capital, Redline Adviser serves as the investment adviser to Redline Management, and Tatiana Evtushenkova is the Investment Director of Redline Management. As such, each Reporting Person may be deemed to have direct or indirect dispositive power over the Securities and therefore may be deemed to be a beneficial owner of the Securities for purposes of Section 13(g) of the Act. However, neither the filing of this Schedule 13G nor any of its contents shall be construed as an admission that any Reporting Person (other than Redline UI) is the beneficial owner of any securities of the Issuer.

(3)	Based on 117,983,659 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as disclosed in the Issuer’s Form 8-K filed with the Commission on August 9, 2022.

CUSIP No. 98955G103	SCHEDULE 13G

1	Names of Reporting Persons Tatiana Evtushenkova
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United Kingdom, Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0(1)
	6	Shared Voting Power 0(1)
	7	Sole Dispositive Power 0(2)
	8	Shared Dispositive Power 11,259,545(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,259,545(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.5%(3)
12	Type of Reporting Person (See Instructions) IN

(1)

The chief executive officer of the Issuer has an irrevocable proxy to vote all of the shares of Common Stock of the Issuer beneficially owned or that may be deemed to be beneficially owned by any of the Reporting Persons pursuant to the Letter Agreement. Pursuant to the Letter Agreement, the Securities are required to be voted proportionally to the overall votes cast by other shareholders of the Issuer on proposals or resolutions voted on by the Issuer’s stockholders.

(2)

All of the Securities are held directly by Redline UI, a sub-fund of Redline Capital. Redline Management serves as the manager of Redline UI and Redline Capital, Redline Adviser serves as the investment adviser to Redline Management, and Tatiana Evtushenkova is the Investment Director of Redline Management. As such, each Reporting Person may be deemed to have direct or indirect dispositive power over the Securities and therefore be deemed to be a beneficial owner of the Securities for purposes of Section 13(g) of the Act. However, neither the filing of this Schedule 13G nor any of its contents shall be construed as an admission that any Reporting Person (other than Redline UI) is the beneficial owner of any securities of the Issuer.

(3)	Based on 117,983,659 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as disclosed in the Issuer’s Form 8-K filed with the Commission on August 9, 2022.

Item 1.

(a)	Name of Issuer:

Zerofox Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1834 S. Charles Street

Baltimore, Maryland 21230

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Redline Capital Fund Universal Investments (“Redline UI”), a sub-fund of Redline Capital Fund, FCP-FIS, Redline Capital Management S.A. (“Redline Management”), Redline Capital (UK) Limited (“Redline Adviser”) and Tatiana Evtushenkova (together with Redline UI, Redline Management and Redline Adviser, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Redline UI and Redline Management is:

26 Avenue Monterey

Luxembourg City

L-2163

Luxembourg

The principal business address of Redline Adviser and Tatiana Evtushenkova is:

Lynton House

7-12 Tavistock Square

London

WC1H 9LT

United Kingdom

(c)	Citizenship:

The place of organization of Redline UI and Redline Management is Luxembourg. The place of organization of Redline Adviser is United Kingdom. Tatiana Evtushenkova is a citizen of the United Kingdom and the Russian Federation.

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share.

(e)	CUSIP No.:

98955G103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each of the cover pages to this Schedule 13G.

(b)	Percent of Class:

See responses to Item 11 on each of the cover pages to this Schedule 13G.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each of the cover pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each of the cover pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each of the cover pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each of the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

REDLINE CAPITAL FUND UNIVERSAL INVESTMENTS, A SUB-FUND OF REDLINE CAPITAL FUND, FCP-FIS

By: Redline Capital Management S.A., its manager

By:	/s/ Tatiana Evtushenkova
Name: Tatiana Evtushenkova
Title: Director

REDLINE CAPITAL MANAGEMENT S.A.

By:	/s/ Tatiana Evtushenkova
Name: Tatiana Evtushenkova
Title: Director

REDLINE CAPITAL (UK) LIMITED

By:	/s/ Tatiana Evtushenkova
Name: Tatiana Evtushenkova
Title: Director

/s/ Tatiana Evtushenkova
Tatiana Evtushenkova

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of August 15, 2022, among Redline Capital Fund Universal Investments, a sub-fund of Redline Capital Fund, FCP-FIS, Redline Capital Management S.A., Redline Capital (UK) Limited and Tatiana Evtushenkova.